Exhibit (a)(8)

FOR IMMEDIATE RELEASE

CONTACT:

GN Netcom, Inc.:                    GN Netcom, Inc.:
Dean Kacos                          Michelle Boockoff-Bajdek (general info)
Chief Financial Officer             Director, Marketing Communications
(603) 594-4763                      (603) 579-5525


   GN Netcom Announces Early Termination of Hart-Scott-Rodino Waiting Period

Nashua, N.H. -- October 26, 2000 -- GN Netcom, a wholly owned subsidiary of GN Great Nordic Ltd., announced today that the request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to GN Netcom's offer to purchase all outstanding shares of common stock of Hello Direct, Inc. (Nasdaq: HELO) was granted on October 24, 2000.

As previously announced, GN Netcom and Hello Direct are parties to a merger agreement, and having been granted early termination of the waiting period under Hart-Scott-Radino, intend to move ahead with the transaction as planned. Under the agreement, a wholly owned subsidiary of GN Netcom commenced a tender offer on October 11, 2000, to purchase all of the outstanding shares of Hello Direct at $16.40(USD) per share, net to the seller in cash (excluding any taxes). The tender offer is currently scheduled to expire at 12:00 midnight
(EDT) on November 7, 2000, but may be extended by GN Great Nordic under certain circumstances.

About GN Netcom GN Netcom is a world leader in hands-free communications technologies. Specializing in the design and manufacture of high-quality communications headsets, microphone arrays and related products, the fast-growing Company offers a state-of-the-art product line for both traditional corded and wireless solutions. By working in close partnership with customers, GN Netcom has become a leading provider of hands- free solutions to the call center, general office, mobile and PC applications markets in North America, Europe, and Asia-Pacific. GN Netcom has production facilities in the United States and Europe, and cooperates with distributors in more than 60 countries around the world. In August 2000, GN Netcom acquired San Diego-based JABRA Corporation, the leading and fastest-growing supplier of advanced hands-free headset/earset products for cellular, desktop and computer applications in the United States.

GN Netcom is part of GN Great Nordic, a Danish based group of companies in the technology sector. The GN Great Nordic Group is traded on the Copenhagen Stock Exchange (Reuters: GNTC.CO; Bloomberg: TELN DC) and the London Stock Exchange.

About Hello Direct
Hello Direct, Inc. (Nasdaq: HELO) is a leading developer and business to business direct marketer of desktop telephony and equipment interface solutions, including headsets, teleconferencing, wireless, and related desktop products. Through a combination of distinctive catalogs, outbound telemarketing, and Internet sales channels, the company offers a broad selection of commercial grade solutions to its customers' evolving communications needs. For more information on Hello Direct, Inc., please visit www.hellodirect.com, the leading online source of telecommunications information, products, and services.


Except for the historical information contained herein, the matters discussed in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Neither GN Netcom nor Hello Direct assumes any obligation to update information contained in this press release.

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